                    EXCERPTED SECTIONS OF HANDY & HARMAN'S
                     PROXY STATEMENT RELATED TO ITS 1997
                        ANNUAL MEETING OF SHAREHOLDERS


                            EXECUTIVE COMPENSATION

                  The Company's Executive Compensation Program is administered by the Compensation Committee of the Board of Directors, which is comprised of three independent, non-employee Directors of the Company. The Compensation Committee is empowered by the Board to review the salaries paid to the Company's Officers each year and recommend to the Board any adjustments that it deems appropriate. It also reviews the nature and scope of the services rendered each year by the participants in the Management Incentive Plan of the Company and the corresponding benefits derived by the Company from such services. Then, based on the review of management recommendations, the Compensation Committee awards bonuses to the participants in accordance with the Plan. The Committee also reviews and recommends to the Board the granting and awarding of restricted stock under the Company's Long-Term Incentive Plan and the granting of stock options and Stock Appreciation Rights (SAR's) under the Company's 1995 Omnibus Stock Incentive Plan.

                  The following table provides information on the compensation provided by the Company to the Company's Chief Executive Officer and the five most highly paid Executive Officers:

                          SUMMARY COMPENSATION TABLE

                                                                                LONG-TERM
                                                                               COMPENSATION
                                                                          -----------------------
                                                ANNUAL COMPENSATION       RESTRICTED
                                                -------------------         STOCK          OPTION
                                                                            AWARDS         SHARES      ALL OTHER COM-
        NAME & POSITION             YEAR        SALARY        BONUS         ($)(3)          (#)        PENSATION ($)
 ------------------------------- ---------- -------------  ------------   ------------    --------     -------------
R. N. Daniel                        1996        $470,000       $170,000      $208,069       50,000       $ 7,834(1)
      Chairman and CEO              1995        $423,862       $215,000             -       30,000       $ 6,186(1)
                                    1994        $399,634       $280,000      $ 53,813       25,000       $16,387(1)

F. E. Grzelecki                     1996        $410,000       $150,000      $178,956       40,000       $ 6,186(1)
      President and COO             1995        $363,860       $190,000             -       25,000       $ 5,008(1)
                                    1994        $341,354       $240,000      $ 38,438       20,000       $13,828(1)

P. E. Dixon, Vice                   1996        $179,000       $ 70,000      $ 57,369       15,000       $ 3,195(1)
      President, General            1995        $164,346       $ 80,000             -       15,000       $ 1,995(1)
      Counsel & Secretary           1994        $152,230       $101,000             -        5,000       $ 3,453(1)

J. M. McLoone(2), Vice              1996        $164,000       $ 60,000      $ 46,238        5,000       $ 3,241(1)
      President -- Corporate        1995        $160,885       $ 70,000             -       10,000       $ 3,068(1)
      Development & Planning        1994        $151,192       $101,000             -        5,000       $ 6,027(1)

S. B. Mudd(3), Vice                 1996        $155,139       $ 45,000      $ 56,513        5,000       $ 4,847(1)
      President and Treasurer       1995        $149,923       $ 70,000             -        5,000       $ 4,428(1)
                                    1994
                                                $143,923       $ 92,000      $ 18,450        2,000       $ 8,215(1)

--------------------------------
(1) Company matching contributions under the 401(k) Savings Plan for Messrs. Daniel, Grzelecki, Dixon, Mcloone, and Mudd: (A) for 1996 were $2,250, $2,250, $2,250, $2,250 and $2,250, (B) for 1995 were $2,250, $2,250,
     $1,282, $2,250, and $2,250 respectively, and (C) for 1994 were $2,250,
     $2,250, None, $2,250, and $2,250, respectively.

     The Company maintains a supplemental life insurance program for its Officers providing a variable, appreciable life insurance policy on each participant in an amount equal to four times annual base salary up to retirement and two times such annual base salary after retirement. Such program replaces a predecessor benefit plan whereby, in the event of the death of the Officer, prior to retirement, the Company credited an amount equal to two times the Officer's salary to a deferred compensation account to be paid to his beneficiaries over a period of ten years. This program was funded by the Company purchasing individual insurance policies on the life of each Officer. The costs of this program for Messrs. Daniel Grzelecki, Dixon, McLoone, and Mudd: (A) for 1996 were $5,584, $3,936,

     $945, $991, and $2,597, respectively, (B) for 1995 were $3,936, $2,758,
     $713, $818, and $2,178, respectively, and the costs of the predecessor program: (C) for 1994 were $14,137, $11,578, $3,453, $3,777, and $5,956, respectively.

(2) Employment of Mr. McLoone as Vice President -- Corporate Development & Planning of Handy & Harman ceased on March 3, 1997.

(3) Mr. Mudd retired as the Vice President and Treasurer of Handy & Harman on January 31, 1997.

                                BASE SALARIES

                  Officer salaries were increased based on the recommendations of the Compensation Committee and of an outside independent report. These increases reflected input submitted by the Company's Chief Executive Officer and the Committee's assessment of the individual performance contributions of each Officer over the past year. The base salary of each Officer is determined by the Compensation Committee annually. While the Committee uses the benchmarks as a reference point, a particular Officer's base salary may vary depending upon his salary history, experience, performance and salary guidelines imposed by the budget.

                       ANNUAL INCENTIVE AWARDS FOR 1996

                  The Company maintains the Management Incentive Plan (MIP), which is an annual incentive program that rewards selected Officers and other key employees each year based on their contributions to the profits of the Company. Prior to the start of each Plan year, the Chief Executive Officer recommends those Officers designated as Plan participants for the upcoming year. Final selection of each participant rests with the Compensation Committee. For the 1996 fiscal year, all Officers were selected for participation in the Plan.

                  The available incentive pool for Officers and selected corporate management participants is determined by a formula that represents seven and one half percent of consolidated pre-tax earnings in excess of 15 percent of shareholders' equity. An individual participant's award may not exceed 100 percent of the participant's salary in the fiscal year for which the Incentive Award was earned. If the excess earnings criterion is not met, at the sole discretion of the Committee, based upon the recommendation of the Chief Executive Officer, an amount may be provided for Awards to participants to recognize overall effort of achieving objectives which enhance the Company's long-term growth potential. However, any discretionary Award may not increase an employee's total Incentive Award under this provision to an amount in excess of 25 percent of the participant's base salary.

                  For the 1996 fiscal year, corporate pre-tax earnings were in excess of the minimum shareholders' equity requirement and Incentive Awards to Officers ranged from 14 percent to 39 percent of base salary.

                                STOCK OPTIONS

               HANDY & HARMAN 1995 OMNIBUS STOCK INCENTIVE PLAN
             (SUCCESSOR TO THE HANDY & HARMAN LONG-TERM INCENTIVE
                      STOCK OPTION PLAN ADOPTED IN 1991)

                  This Plan is intended to promote the interests of the Company and the stockholders of Handy & Harman by providing officers and other employees of the Company (including directors who are also employees of the Company) with appropriate incentives and rewards to encourage them to enter into and continue in the employ of the Company and to acquire a proprietary interest in the long-term success of the Company.

                  After incorporating remaining "shares available for option" from the predecessor plan, the combined number of shares subject to award under this Plan adopted at the 1995 Annual Meeting of Shareholders shall not exceed 1,000,000 shares of Common Stock. The Compensation Committee of the Board of Directors may grant options, stock appreciation rights (tandem or stand alone), shares of restricted or phantom stock and stock bonuses, in such amounts and with such terms and conditions as the Compensation Committee shall determine, subject to the provisions of the Plan. Commencing one year after the date of grant, each option becomes exercisable cumulatively at the rate of 25 percent per year (20 percent for predecessor plan awarded options) and will expire ten years from the date such options were granted. Transactions under this successor Plan and the predecessor plan (1994 and prior) are summarized below:

                                              SHARES
                                             AVAILABLE               SHARES UNDER OPTION
                                                FOR            ------------------------------
                                              OPTION             SHARES       RANGE OF PRICE
                                             --------          --------      ----------------
Balance, January 1, 1994..................     348,200          648,000      $ 9.625-15.3125
Options granted...........................    (118,000)         118,000      $13.75 -16.1625
Options exercised.........................           -          (27,000)     $ 9.625-12.625
Options expired...........................      23,000          (23,000)     $12.625
                                              --------         --------      -----------------
Balance, December 31, 1994................     253,200          716,000      $ 9.625-16.625
Increase in shares subject to award.......     746,800
Options granted...........................    (162,000)         162,000      $15.125-15.438
Options exercised.........................           -          (22,800)     $ 9.625-12.937
Options expired...........................      28,200          (28,200)     $11.313-16.625
                                              --------         --------      -----------------
Balance, December 31, 1995................     866,200          827,000      $ 9.625-16.625
Options granted...........................    (260,000)         260,000      $17.75 -18.625
Options exercised.........................           -          (78,500)     $ 9.625-16.625
Options...................................      48,800          (48,800)     $12.625-16.625
                                              --------         --------      -----------------
Balance, December 31, 1996.................    655,000          959,700      $ 9.625-18.625

                                              ========         ========      ================

                                        4

                  During 1996 options to purchase 260,000 shares of Common Stock were awarded and, as of December 31, 1996 options to purchase 959,700 shares of Common Stock were outstanding and no SAR's had been issued. The exercise price of each option cannot be less than 100 percent of the fair market value of a share of common stock at the time the option is granted.

                  The Company's 1991 Long-Term Incentive Stock Option Plan, which covered a maximum of 1,000,000 shares of the Company's Common Stock, was approved at the 1991 Annual Meeting of Shareholders. Such plan permitted the grant of non-qualified stock options and SAR's. Outstanding shares under option for this plan were incorporated into the successor Handy & Harman 1995 Omnibus Stock Incentive Plan, as stated above.

                  During 1996, options were granted to the Executive Officers named below. SAR's may be granted under the 1995 Omnibus Stock Incentive Plan, but no such rights are outstanding. Shown below is information concerning stock option grants to any named Executive Officer who was granted a stock option during 1996:

                                      STOCK OPTION GRANTS 1996

                                                                                                             POTENTIAL REALIZ-
                                                     INDIVIDUAL GRANTS                                        ABLE VALUE AT
                                   -------------------------------------------------------                    ASSUMED ANNUAL
                                                 % OF TOTAL                                                   RATES OF STOCK
                                                   OPTIONS                                                 PRICE APPRECIATION
                                      OPTION/     GRANTED TO      EXERCISE                                 FOR OPTION TERM(1)
                                       SARS      EMPLOYEES IN     OR BASE       EXPIRATION          ------------------------------
                                     GRANTED      FISCAL YEAR    PRICE ($/SH)      DATE                  5%                 10%
                                   ------------  -----------    --------------  ----------          ----------          ----------
R. N. Daniel.....................     50,000         19%          $17.75          09/26/06            $558,000           $1,414,500
F. E. Grzelecki..................     40,000         15%          $17.75          09/26/06            $446,400           $1,131,600
P. E. Dixon......................     15,000          6%          $17.75          09/26/06            $167,400           $  424,350
J. M. McLoone....................      5,000          2%          $17.75          09/26/06            $ 55,800           $  141,450
S. B. Mudd.......................      5,000          2%          $17.75          09/26/06            $ 55,800           $  141,450

(1) The dollar amounts under these columns are the result of calculations at the 5% and 10% rates set by the Securities and Exchange Commission and, therefore, are not intended to forecast possible future appreciation, if any, of the Company's stock price. No gain to the optionee is possible without an increase in stock price which will benefit all shareholders commensurately.

         The exercise price of the options granted is equal to the market value of the shares on the date of the grant. These options become exercisable at the cumulative rate of 25% per year on each of the first four anniversary dates.

             AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                      AND FOR YEAR-END OPTION/SAR VALUES

                  The following table provides information with respect to options exercised by any named Executive Officer during 1996. In addition, this table provides the number and information with respect to unexercised options to purchase shares as of December 31, 1996:


                                                                                             VALUE OF
                                                                      NUMBER OF              EXERCISED
                                                                     UNEXERCISED           IN-THE-MONEY(2)
                                                                    OPTIONS/SARS(1)         OPTIONS/SARS
                                                                    AT YEAR-END(#)         AT YEAR-END($)
                                           SHARES                   --------------------- ---------------------
                                         ACQUIRED ON     VALUE          EXERCISABLE/           EXERCISABLE/
              NAME                       EXERCISE(#)   REALIZED($)     UNEXERCISABLE          UNEXERCISABLE
-------------------------------          -----------  ------------   -----------------    ---------------------

R. N. Daniel...................             None         None         140,000/102,500       $466,731/$135,007
F. E. Grzelecki................             None         None          133,750/83,750       $448,323/$114,350
P. E. Dixon....................             6,000        $28,377        11,350/31,650       $ 37,407/$40,595
J. M. McLoone..................             None         None           18,500/21,500       $ 78,566/$49,565
S. B. Mudd.....................             None         None           23,850/11,150       $109,382/$15,432

(1)      No stock appreciation rights are outstanding.

(2) The value of the unexercised in-the-money options is calculated by multiplying the number of underlying shares by the difference between the closing price of the Company's Common Stock on the New York Stock Exchange at December 31, 1996 ($17.50) and the exercise price for these shares. These values have not been realized.


                            LONG-TERM INCENTIVE PLAN

                  The Company's Long-Term Incentive Plan is a performance-based restricted stock Plan where every other year key executives earn the right to receive shares of Company stock based on achievement of pre-established financial and individual performance goals. Plan participants are selected by the Compensation Committee and include the five highest paid Officers. An aggregate of 62,750 shares of restricted stock were awarded in 1996, including awards to Messrs. Daniel, Grzelecki, Dixon, McLoone and Mudd.

                  The Plan establishes overlapping cycles with each cycle encompassing five fiscal years. Shares of restricted stock are awarded based on the results attained on the selected performance measures over the first three years of a cycle (Performance Period). The subsequent two-year time frame represents the period when restrictions lapse and the stock is earned (Earn-out Period). Shares are earned-out at the rate of 50 percent per year. Awards are made in the Spring of the year immediately following the third year of each Performance

Period. During the Earn-out Period, the shares are held by the Company in escrow for the executive. The executive receives dividends on the restricted stock during the two-year Earn-out Period.

                  The number of restricted shares granted for each cycle is determined by a formula that considers the executive's base salary, the market value of the Company's stock and the executive's duties and responsibilities. The grant guidelines were developed by an independent compensation consultant hired by the Company.

                  Long-term objectives are established under the Plan which reflect both Quantitative and Qualitative measures. Results achieved on the Quantitative component determine 70 percent of the restricted share Award and results achieved on the Qualitative component determine 30 percent of the Award.

                  The Quantitative measures include the following:

                  -  Average Annual Return on Shareholders' Equity

                  -  Average Annual Operating Income

                  Qualitative performance measures include specific goals developed under several categories. Each goal is also weighted according to its relative importance to the executive's position.

                  At the end of each three year cycle, the Compensation Committee determines the number of shares to be awarded to each executive based upon the actual performance compared to the Objectives.

                  Based on the four cycles completed under this Long-Term Incentive Plan covering the nine year period from 1987 through 1996, a total of 138,050 shares of stock have been awarded net of forfeitures. The number of key management participants in each cycle has been between 20 and 35.


           COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

OFFICER COMPENSATION POLICY


                  In making determinations regarding compensation, the Committee takes into account the duties of the respective employee and their contribution to the success of the

Company. In accordance with the Rules and Regulations established by the Securities and Exchange Commission, the Company is required to disclose certain compensation policies and practices applicable to the Chief Executive Officer and all other Officers regarding compensation actions taken in 1996. For this purpose, the members of the Committee, Messrs. Cornelia, Abramson and Sotos, have prepared this report.

                  The Compensation Committee supports several important policies as a framework for administering the Executive Compensation program. THESE POLICIES ARE DESIGNED TO 1) ALIGN THE INTERESTS OF EXECUTIVES WITH THE LONG-TERM INTEREST OF SHAREHOLDERS, 2) PROVIDE COMPETITIVE LEVELS OF COMPENSATION THAT INTEGRATE PAY WITH THE COMPANY'S SHORT AND LONG-TERM PERFORMANCE OBJECTIVES, 3) ATTRACT, MOTIVATE AND RETAIN KEY EXECUTIVES AND 4) STRIVE FOR FAIRNESS IN THE APPLICATION OF PAY POLICIES ALONG WITH COMMUNICATIONS PROGRAMS TO ASSURE THAT ALL KEY EXECUTIVES UNDERSTAND THE ADMINISTRATION PROCEDURES.

                  The Committee is mindful of the new provision of the Internal Revenue Code which may have the effect of disallowing the Company's deduction for Executive Compensation over one million dollars in any year for each of the Executive Officers named in the Summary Compensation table. The Committee will monitor this issue closely and determine what actions, if any, should be taken with respect to its Executive Compensation policies in order to preserve this deduction.

                  Currently, executive compensation is comprised of base salary, annual incentive bonuses, long-term incentive opportunities in the form of performance-based restricted stock, stock options and SAR's and supplemental executive benefits. As an employee's responsibility level increases, total compensation emphasizes variable pay based on performance objectives over annual base salary.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

                  The policies and programs described above served as the basis for determining the compensation of the Company's Chief Executive Officer.

                  During 1996 the Board did not increase Mr. Daniel's base salary and remained at the same level as in 1995; namely, $470,000. Based on performance, total compensation considerations and an outside independent report on salary levels of Chief Executive Officers of comparable organizations, the Compensation Committee, therefore, determined that Mr. Daniel's annual salary was competitive at its current rate.

                  Mr. Daniel's bonus Award of $170,000 for 1996 was determined in accordance with the Management Incentive Plan of the Company based upon 1996 earnings, which were in excess of the net earnings requirement.

                  Mr. Daniel received the stock option grants in 1996 indicated on the above table entitled "Stock Option Grants 1996."

                                   PENSIONS

                  The Company maintains the Handy & Harman Pension Plan, a defined benefit pension plan, which provides benefits generally to all salaried employees. The annual benefit for each participant that retires at Normal Retirement Age (age 65) with at least 25 years of service is equal to 50 percent of career average pay minus $1,125. A proportionately reduced benefit is provided for retirement at age 65 with less than 25 years of service. The formula is applied to earnings averaged over the period from January 1, 1993, to retirement, with a minimum of five years of earnings included in the average. This definition of Average Earnings was adopted in 1992. Prior to the Amendment, the benefit was based on the highest consecutive five years of earnings. Plan benefits accrued prior to October 31, 1992, are subject to annual Cost of Living Adjustments up to a maximum of four percent per year.

                  Career Average Pay only includes salary, not bonuses or other incentive compensation. The Company maintains the Supplemental Executive Retirement Plan ("SERP") to provide Corporate Officers the amount of reduction in their formula pension benefits under the Handy & Harman Pension Plan on account of the limitation on pay under Section 401(a)(17) of the Internal Revenue Code (which for 1997 is $160,000), and the limitation on benefits under
Section 415 of the Internal Revenue Code (which for 1997 is $125,000). The SERP also applies the Handy & Harman Pension Plan formula to the Career Average Pay after including 25 percent of the amounts received under the Company's Management Incentive Plan for services in 1995 and subsequently (50 percent for services prior to 1995). Amounts received under the SERP are not subject to Cost of Living Increases.

                  The following Table shows the projected Annual Retirement Benefits, payable on the basis of ten years of certain payments and thereafter for life, to each of the individuals listed in the Summary Compensation Table at age 65 assuming continuation of employment to age 65 (except for Mr. McLoone, as discussed above, footnote (2) on page 6). The amounts shown under Salary reflect the current rate of salary as plan compensation for Messrs. Daniel, Grzelecki, Dixon, McLoone and Mudd of $470,000, $410,000, $179,000, $164,000, and $160,000,
respectively, and include the benefits payable under both the Handy & Harman Pension Plan and the SERP. The amount of benefits shown under Bonus would be payable under the SERP and assumes continuation of the amount of Bonus for 1996 shown in the Summary Compensation Table (except for Mr. McLoone, who is not eligible for a benefit under the SERP).

                          EXECUTIVE PENSION BENEFITS

                                                                                     ANNUAL RETIREMENT BENEFITS FROM:
                                    NORMAL RETIREMENT       SERVICE AT    ------------------------------------------------------
              NAME                     DATE (NRD)             NRD               SALARY            BONUS            TOTAL
---------------------------------- ------------------- ------------------ ----------------- ----------------- ------------------
R. N. Daniel.....................  October 1, 2000       29 yrs.               $217,000           $26,956           $243,956
F. E. Grzelecki..................  July 1, 2002          13 yrs.                 99,385            12,090            111,475
P. E. Dixon......................  September 1, 2009     16 yrs. 10 mos.         57,622             6,198             63,820
J. M. McLoone....................  December 1, 2007      15 yrs. 5 mos.          14,695                 0             14,695
S. B. Mudd.......................  January 31, 1997      22 yrs. 3 mos.          64,236             8,882             73,118

                  During 1992 the Company entered into an individual retirement agreement with Mr. Grzelecki which provides an additional retirement benefit commencing on July 1, 1997, or his later retirement from the Company. The amount of monthly pension vested as of June 30, 1996, was $5,000, which increases by an additional $1,000 each subsequent June 30 during his continued employment up to a maximum of $6,000 per month. The pension provides for benefits on the basis of a ten year certain payment and for life thereafter. The Company has purchased an annuity policy to provide a reserve for payment of its obligation of the $5,000 per month pension accrued at June 30, 1996, although the Company continues to be liable for payments under the agreement.

                          COMPENSATION OF DIRECTORS

                  Each Director of the Company, other than each Officer who was also a Director, was compensated quarterly for all services as a Director including regular Board attendance at the rate of $23,400 per annum, which rate has been in effect since May 1, 1995. No extra amount is payable for Committee participation or special assignment.

                  The Company carries insurance providing indemnification, under certain circumstances, to all the Directors and Officers of the Company for claims against them by reason of, among other things, any act or failure to act in their capacities as Directors or Officers. The current annual premium is $239,400, all of which is paid by the Company. No sums have been paid to any past or present Director or Officer of the Company under this or any prior indemnification insurance policy.

                  The Handy & Harman Outside Director Stock Option Plan (the "Directors' Plan") which was approved by the shareholders in 1990, provides for the granting of options to each non-employee member of the Company's Board of Directors. The purpose of the Directors' Plan is to foster and promote the long-term financial success of the Company and materially increase shareholder value by enabling the Company to attract and retain the services as Directors of outstanding individuals whose judgement, interest and special effort are essential to the successful conduct of the Company's business and affairs.

                  The Directors' Plan provides for the granting of options to Directors of the Company (who are not employees of the Company) to acquire an aggregate of 100,000 shares of Common Stock of the Company. The Directors' Plan provides that annual grants of options are to be made on the first business day of each year to purchase an amount of shares determined by dividing 50 percent of the annual retainer fee of each outside Director by the fair market value of a share of Common Stock on the date of grant. The options are exercisable for ten years after the date of grant. The exercise price is one dollar per share and upon exercise payment must be made in full in cash or cash equivalents. No options may be granted after September 28, 1999. See footnote (6) to the table following the list of nominees for Directors under the caption "Election of Directors" above.

              EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT
                       AND CHANGE IN CONTROL AGREEMENTS

                  The Company has entered into agreements with Mr. Daniel in 1986 and Mr. Grzelecki in 1989 providing that if, after a change in control (as defined in the agreements) of the Company, the Officer's position, duties, responsibilities, status with the Company, base salary, employee benefits or location are changed in a manner materially adverse to that Officer's interest, then he may designate such change as an event which "triggers" a three-year period of guaranteed employment of the Officer by the Company. In December 1988 the Board authorized amendments to these agreements to: (i) conform the definition of "change in control" to the broader definition contained in the Company's employee benefit Plans; and (ii) provide that the Company would reimburse the Officers for any excise tax (and any income and excise tax due with respect to such reimbursement) imposed on payments made to such Officers in connection with a "Change In Control" of the Company pursuant to Section 280G of the Internal Revenue Code of 1986, as amended.

                  In 1989 the Company entered into an agreement with Mr. Daniel which replaced the one entered into with him and the other Corporate Officers of the Company in 1986 (the "Daniel Agreement"). The Daniel Agreement provided for a three year period of employment commencing on May 1, 1989, which may be (and was) extended May 1 of each year 1992-1996 for an additional three-year term. If not so extended, the Daniel Agreement terminates at the end of its then current term. Effective October 1, 1995, the Board set Mr. Daniel's base salary at $470,000 per annum and this amount may be increased at the discretion of the Board. He is also entitled to participate in the Company Benefit Plans, including the Management Incentive Plan and the Omnibus Stock Incentive Stock Plan. If the Company should terminate the Daniel Agreement other than for cause (as defined therein) or Mr. Daniel should terminate it for good reason (as defined therein), the Company is obligated to pay Mr. Daniel a lump sum amount equal to the Base Salary he would receive to the end of the then current employment period plus an amount equal to the Management Incentive Plan payment he last received times the remaining years of the employment period or portions thereof. He also would become entitled to additional pension benefits under the Handy & Harman Pension Plan. The Company has also agreed to an amendment to the Daniel Agreement providing that, when his employment by the Company ends for whatever reason (other than for cause as defined therein), he would be entitled to medical benefits for him and his wife during their lives without cost to them in the same manner as then currently provided for active senior Officers of the Company.

                  The Company entered into a new Amended and Restated Agreement with Mr. Grzelecki providing that, when his employment by the Company ends, he will be entitled to severance rights of one year's salary payable over a five year period, unless accelerated; plus: (i) the supplemental retirement benefit described above under the caption "Executive Pension Benefits," (ii) medical benefits for him and his wife during their lives without cost to them in the same manner as then currently provided for active senior Officers of the Company, (iii) certain adjustments of the exercise periods of outstanding stock options and (iv) subject to limitations, office space and secretarial services for a four year period.